James Odell Barnes, JR.

June 5, 2019

Brightlane Corp.
1600 West Loop South, Suite 600
Houston, Texas 77027
Attn: Member of Board of Directors

RE: Resignation from the Board of Directors

Dear Brightlane Corp. Board of Directors:

This letter confirms that I hereby resign from my position as a Director of Brightlane Corp. and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity, effective immediately. It is my desire to retire at this time, and it should be known that my resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

I have greatly enjoyed my positon on the Board for Brightlane. Real estate and finance are two of my passions, and with the current leadership in place, Brightlane is well situated to execute on its original business strategy in addition to its new strategies connected with multi-tenant property and specialty financing.

Thank you for all your support over the years. I wish Brightlane Corp. the best for your continued success.

Respectfully,

James Odell Barnes, Jr.